October 31, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs

Mr. Mark P. Shuman

Mr. Jeff Kauten

Mr. Stephen Krikorian

Mr. Ryan Rohn

RE:	Reval Holdings, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-180468)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Reval Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-180468), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 30, 2012. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Reval Holdings, Inc., 420 Fifth Avenue, Fifth Floor, New York, NY 10018, facsimile number (212) 898-1114, with a copy to the Company’s counsel, Cooley LLP, Attn: Nicole Brookshire, 500 Boylston Street, Boston, MA 02116, facsimile number (617) 937-2400.

If you have any questions with respect to this matter, please contact Nicole Brookshire of Cooley LLP at (617) 937-2357.

Sincerely,

Reval Holdings, Inc.

/s/ Jiro Okochi

Jiro Okochi

Chief Executive Officer, President and Chairman